EXHIBIT 99.2


         Jinping Huaqiao Gold Mines Development & Cooperation Contract.
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Cooperation Parties:

Party A: Guiyang High Tech Meiya Investment Ltd.

Party B: Guizhou Jinping County Huaqiao Gold Mine

Contract Contents:

1. Party A & B agreed to set up a Joint Venture Corporation to develop the existing gold mine & the out side one square kilometre ( North East side one kilometre long & one kilometre wide) for further exploration ( Party B to apply for this land exploration permit).

2. Party A will provide 3 million yuan & high technology as the contribution to this joint venture. Party B will provide the existing gold mine equipment, assets & mining permits & the North East one square kilometre Extension exploration permit as its contribution.

3. Joint Venture Corporation ownership: Party A 77.5% & Party B 22.5%.

4. Party B declared that the company has no debt, no internal dispute & no other dispute with the neighbour. From the date of signing the contract, if there is any of the above problems, it will be handled & paid for by Party B & there is no relation with the party A & the new Joint Venture Company.

5. Party A & B recognized the increase risk of exploration, will gain new opportunities & create the win-win position. Because of this, Party B realize Party A taking the type of high risk & agreed Party A to invest 3 millions yuan, mainly in the exploration work. In order to discover the new resources for the future development & profit. For these reasons, Party B is looking at the future profitability & do not focus on the current asset value.

6. There are some Party B shareholders might want to cash out their ownership, Party A agreed to pay $1.225 million yuan to settle this. Party B accepted this arrangement & will not want to cash out in the future.

 7. After the signing of this contract, Guiyang Meiya will be the controlling shareholders of Huaqiao Gold mine. It will be in charge of the Huaqiao Gold Mine management, development, Mining & the exploration for the North East side one square kilometre.

8. After the contract is signed by both Parties, Party A will send in the people with in one month. Party B will transfer Huaqiao Gold Mine mining permit,

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equipment, etc into the new company. Party A will be within 90 days begin the cash injection & hi technology introduction in three instalment. Financial management power belongs to Party A & party B can participate & has the inspection right.

9. When Party A funding come into the Joint Venture Company, for any reasons & wants to get out. The money will be belonged to Party A & B. All existing machinery will be belonged to Party B. The new equipment brought in by Party A, during the production belongs to the Joint Venture Company. If Party A wants to get out, then the new equipment belongs to Party A. If Party A bring in the new mining production facility & Party A & B using them during the mining period & produce some revenue. Then Party A will entitle be paid for the equipment cost before dividing all the profit according to their percentage of the ownership of this joint venture.

10. After the Joint Venture Company is set-up, all revenues will be belongs to the Joint Venture Company. Any actions for the out side contractors, rental or Change ownership with in the limited of the exploration permit will be re-evaluated & decided by the Joint Venture Company.

11. This agreement is in Chinese & English versions. Party A & B will have one copy of each version.

12. Both Parties Signature:

Party A: Huiyang High Tech Meiya Investment Ltd., Guizhou Province, Guiyang City, XinHua Road, XinHua Building, 18 Floor E Section, Postal Code 550002

Legal Representative: Lu Huan Rang


Party B: Guizhou Province, Jinping County Huaqiao Gold Mine, Guizhou Province, Jinping County, Tonggo Street, Postal Code 556701

General Manager: Chui Chung Ko